VMM & CO INC II
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
30-Bank of TR	24,480.38
33-Bank of TR2	21,395.82
40--Schwab Money Mkt	2,830.16
Total Checking/Savings	48,706.36
Other Current Assets	
130--Due from East Broad Tr	758.97
170-Due from Charles Schwab WAM	32,491.26
171-Due from Charles Schwab NBA	41,617.48
Total Other Current Assets	74,867.71
Total Current Assets	123,574.07
Other Assets	
720--Securities	33,142.87
730--Coins	15,560.00
750--Loan to Officer	10,000.00
Total Other Assets	58,702.87
TOTAL ASSETS	182,276.94
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
3010--Payroll taxes due	
3014--SC Unemp tax	12.86
3015--Fed Unemp tax	204.00
3016--Employer FICA w/h	765.00
Total 3010--Payroll taxes due	981.86
3013--SC Tax w/h	261.00
3130--Comm NBA III	
3131--Accrued Comm NIII	10,000.00
Total 3130--Comm NBA III	10,000.00
3160-Due to Annual Audit	2,250.00
Total Other Current Liabilities	13,492.86
Total Current Liabilities	13,492.86
Total Liabilities	13,492.86
Equity	
5020--Capital Stock	7,500.00
Retained Earnings	176,497.76
Net Income	-15,213.68
Total Equity	168,784.08
TOTAL LIABILITIES & EQUITY	182,276.94